# DEBENHAMS

ONE WELBECK STREET
LONDON W1G 0AA
TELEPHONE 020 7408 4444
www.debenhams.com

[redacted]

03032985

File No: 82.4747

SEC MAIL PROCESSING
RECEIVED
OCT 28 2003
WASH. D.C. 188 SECTION

SUPPL

20 October 2003

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C. 20549
USA

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose an announcement that was filed with the London Stock Exchange on 14 October 2003.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Yours faithfully

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Sarah Carne
Manager – Secretariat Services

Attached: Debenhams plc – Preliminary Results 2003.

10/30

Jessica/corresp/L-usa

**EMBARGOED UNTIL 07.00 TUESDAY 14 OCTOBER 2003**

# PRELIMINARY RESULTS ANNOUNCEMENT

## FINANCIAL YEAR ENDED 30 AUGUST 2003


**For further information, please contact:**

| | |
|---|---|
| Joanna George | Head of Corporate Communications<br>020 7408 3459 |
| Kirstie Hamilton | Tulchan Communications<br>020 7353 4200 |

## PRELIMINARY RESULTS FOR THE 52 WEEKS ENDED 30 AUGUST 2003

### Financial highlights for the year

- Total sales up 6.7% at £1,810.2 million (2001/02 £1,695.8 million)
- Like for like sales up 3.7%
- Gross merchandise margin up 0.4 of a percentage point
- Profit before tax and exceptional items up 9.6% to £168.4 million (2001/02 £153.6 million) after charging £4.2 million restructuring costs
- Exceptional items of £17.4 million arising from bid related costs
- Profit before tax, after exceptional items, of £151.0 million (2001/02 £153.6 million)
- Earnings per share, excluding exceptional items, up 18.5% to 35.3p (2001/02 29.8p); including exceptional items earnings per share were 30.7p
- Cash inflow from operating activities of £263.5 million (2001/02 £246.5 million)

**Recent developments**

- Successful opening of new stores in Birmingham Bullring and Foyleside, Northern Ireland
- 3 new store openings announced in Pollok, Ashford and Ayr

**Peter Jarvis, Debenhams plc Chairman, commented:**

"Debenhams has continued to deliver a strong performance in the year to August 2003. These results underline the quality of our business and the strength of its appeal to our customers.

The past months have seen two offers being made for the Company. The process, set in train by the Independent Committee, has been designed to be transparent and to secure the best offer for shareholders. We have now received an offer of 455p, a level that compares favourably with the average share price in the six months before the announcement of the first approach of 281.8p. The process is still underway, but the board expects that a conclusion will be reached in the near future both for the benefit of shareholders and for the good of the business.

I would like to give credit to the executive team for the way in which it has continued to manage the business to deliver this strong trading result, while co-operating with both bidding parties to assist in bringing forward offers for shareholders. Whatever the outcome of the bid process the senior management have played a critical part in creating substantial additional value for shareholders.

Trading in the early stages of the new financial year is encouraging, with total sales for the 6 weeks to Saturday 11 October 2003 up by 8.6% and like for like sales up 2.7% with the gross merchandise margin up 0.5 percentage points. Our clothing divisions are continuing to perform well, particularly womenswear, and we are also encouraged by our new stores in Birmingham and Northern Ireland."

# DEBENHAMS PLC

## Full year results

Profit before tax and exceptional items were up 9.6% to £168.4m, including a £4.2m restructuring cost. Exceptional costs amounted to £17.4m and after these profit before tax was £151.0m. Total sales for the year rose by 6.7% to £1,810.2m, with like for like sales up by 3.7%. The gross merchandise margin grew by 0.4 percentage points. Earnings per share, excluding exceptional items, were up 18.5% to 35.3p.

In light of the current takeover situation, the Board is not proposing to pay a final dividend unless all offers or acquisition proposals lapse or are withdrawn. In that event, a final dividend of 8.6p, giving a total dividend of 13.9p, is proposed which will be subject to shareholder approval at the AGM. The timing of payment will be dependent on the outcome of the takeover situation.

## Chief Executive's review

Our continued focus on the strategic objectives of driving sales, improving gross merchandise margin, managing our cost base and investing for growth has enabled us to deliver a strong and consistent performance throughout the year.

Debenhams gained real momentum over the year to August 2003, particularly in the latter part when we traded well ahead of our competitors, with sales, margin and profit before exceptional items all rising. It was a volatile year for many retailers, with trading conditions varying from month to month. Autumn started strongly for us, but November was a difficult month due to unseasonal weather. Sales in the run up to Christmas came late, but were successful, and the strong performance continued through January and into the spring. The summer heat wave adversely affected some parts of our business, such as homeware located on the upper floors in our stores, but this was largely offset by continued strong sales of high summer clothing. This strong performance, underpinned in particular by our womenswear division, has contributed to an increase in Debenhams share of the department store market to 14.6%.

A year ago we set three five-year targets: to increase our customer base, to grow our UK store portfolio and to expand our international franchise business. We have delivered against each of these during the year and are on track to meet our goals by 2007. Since the financial year end we have opened our largest new generation store at the Birmingham Bullring centre and a further store in Foyleside, Northern Ireland. We are delighted with the performance of both stores and we are proud of the retailing standards they represent.

### SALES PERFORMANCE

Over the year we have brought greater focus to Debenhams by listening to our customers more carefully. We have expanded our successful own brands and concessions whilst rationalising our under-performing areas.

### Clothing

The recovery in womenswear began with our Christmas ranges and made real progress over the summer, with improved own-brand collections and through a greater focus on trend items. We have expanded and repositioned our fashion offer to better meet the demands of

our customers. As a result, Debenhams increased market share in the target clothing market to 3.5% over the last year. One of our key strengths continues to be occasionwear, where we are market leader, and this category saw strong performance across the division – from Debut to Designers at Debenhams.

Childrenswear also did well, with particularly strong sales in babywear and toddler which includes a new range endorsed by Dr Miriam Stoppard. Our Designers at Debenhams offer for children is also helping to drive sales, together with new international brand introductions such as Mexx Kids.

Menswear benefited from our biggest single brand launch, J by Jasper Conran, which is featured across all product types. Other international brands, such as Ben Sherman, our own brand Red Herring and our designer brands performed well. We are launching a new exclusive diffusion menswear brand called St George by Duffer, next year.

**Homeware**

Britain's enthusiasm for homeware continues to grow and, despite the increasingly competitive environment, Debenhams has increased its share of the homeware market to 3.3%. We have seen strong sales right across our product ranges from towels through to the new Denby white tablewear collections. Designers at Debenhams is once again a strength, with extended ranges by John Rocha, Kevin McCloud and Jeff Banks.

During the latter part of the year we reviewed our media and entertainment department in order to make more efficient use of our store space and drive up sales and profit density. Our in-store offer will focus on selling the smaller items such as videos, DVD's and cameras, whilst our direct channels will feature the larger items such as wide screen TV's. To complement our in-store offer we are introducing Sony concessions into 8 of our larger stores next spring.

**Health & Beauty**

Health and beauty sales increased by 13.3% last year. We are the number one retailer in the UK for Clarins and YSL and have introduced new international brands such as Benefit and Nails Inc to give our customers an even wider choice of brands. Beauty and fragrance products are key gift items, with the beauty box continuing to be very popular, and in the run up to Christmas we will see the launch of 22 new fragrances in our stores.

**Christmas**

Over the last few years we have significantly increased our emphasis on selling gifts and Debenhams is now perceived to be a leading gift destination store on the high street. We have increased our focus on gifts for Christmas 2003 and now feature gift items in all our major divisions and have introduced a destination gift food area in our stores. Our Christmas decorations and accessories are already showing strong sales performance.

**Designers at Debenhams**

This is the 10$^{th}$ anniversary of the introduction of exclusive designer ranges sold at high street prices. The pioneering Designers at Debenhams concept has seen sales rise to in excess of £200m over the decade, and currently accounts for over a quarter of our own bought womenswear sales totalling over £70m. We regularly review our designer portfolio to ensure we are offering our customers the latest looks and designer names. Recent recruits include the designer jewellers Theo Fennell and Erickson Beamon, while the 'Floozie' range of lingerie by Frost French, has proved extremely popular.

## Customer Feedback & Service

Last year we stated our objective to grow the number of customers from 13 million to 18 million by 2007, and over the last twelve months we have attracted another million shoppers to Debenhams. Over the last year we have brought greater focus to Debenhams by listening to our customers more carefully.

We have undertaken a number of customer research projects and used the feedback to improve our existing services. We have improved staff training and increased in-stores the number of customer facing staff. Our personal shopping service has proved a huge success with customers and last year our shoppers put on sales growth of 52% largely through individual appointments. Our new Birmingham Bullring store provides a showcase for our latest improvements with 25 enhanced services ranging from personal shoppers to larger fitting rooms.

### Advertising and PR

We have continued to promote the image and improve the perception of Debenhams. Last year we ran four premium advertising campaigns, on both a national and local basis, rather than three the previous year and incorporated Designers at Debenhams into our advertisements. Last year we also launched our new press office and this has had a great influence on ensuring that more of Debenhams products are featured in the fashion pages.

### Nectar

Over 13 million UK households have now signed up for Nectar, making it the biggest reward card in the country. As one of the key sponsors of the scheme, we have been pleased with Nectar since its launch last year. The Debenhams brand has benefited from the marketing surrounding Nectar and our participation in the programme has helped us to attract new customers to shop at Debenhams and increase average transaction values. Our participation has also enabled us to establish a customer database and our next step is to use the database for targeted marketing to our customers.

## SALES CHANNELS

### New stores

We opened five new stores during the year, in Perth, Redditch, Basingstoke, Inverness and East Kilbride, and they are all trading ahead of our expectations. These five new stores adding an extra 2.2% to our total sales. Our new flag-ship store opened in Birmingham Bullring in September and we have also recently opened in Foyleside, Northern Ireland. We are delighted with both stores and they are exceeding our internal sales expectations. Debenhams now has 104 stores in the UK and Republic of Ireland trading on 7.95 million sq ft.

Last year we set a target to grow our UK store portfolio to 120 stores by the end of 2007. We have recently signed up a further 3 new stores, located in Pollok (near Glasgow), Ayr and Ashford, giving us a total of 16 stores (inc. 1 re-site) in our opening programme. On this basis we will easily meet our target of 120 stores by the end of 2007. Our store in York will not now be re-sited until after 2007 and has been taken out of the following store opening programme.

| Location | Estimated opening period | Approx. trading space - sq. ft |
|---|---|---|
| 1. Gateshead MetroCentre | Autumn 2004 | 140,000 |
| 2. Newry | Autumn 2004 | 60,000 |
| 3. Craigavon | Autumn 2004 | 55,000 |
| 4. Cork | Spring 2005 | 60,000 |
| 5. Thanet | Autumn 2005 | 60,000 |
| 6. Hemel Hempstead | Autumn 2005 | 60,000 |
| 7. Doncaster | Spring 2006 | 90,000 |
| 8. Workington | Spring 2006 | 50,000 |
| 9. Ashford | Spring 2006 | 60,000 |
| 10. Ayr | Spring 2006 | 55,000 |
| 11. Harlow | Autumn 2006 | 75,000 |
| 12. Newport | Autumn 2006 | 75,000 |
| 13. Wigan* | Autumn 2006 | 70,000 |
| 14. Pollok | Spring 2007 | 80,000 |
| 15. Bradford | Autumn 2007 | 80,000 |
| 16. Blackpool | Autumn 2007 | 65,000 |
| **Total new trading space** | | **1,135,000** |

* denotes re-site

**International and Direct Division**

Our international and Direct Division added 0.8% to total sales during the year.

We currently have 10 international franchise stores having just opened our first airport store in Kuwait. We will be opening in Kuala Lumpur in November and in Copenhagen and Prague next spring giving us 13 stores by 2004. Our target is to have 30 international stores by 2007 and we are confident this will be achieved. Debenhams continues to gain global brand recognition through our franchise stores.

Our Direct Division has continued to show strong sales growth with particularly encouraging performance from our Internet sales. Our website features an extensive range of merchandise and the contents of our home shopping catalogue. A major driver of on-line sales is our wedding service with nearly 27% of our wedding gift sales now being taken on-line. In addition to Debenhams Direct, our major home shopping catalogue, we also produce home and Christmas gift catalogues.

**SUPPLY CHAIN**

Over the last year we have focused on stock management to ensure we operate with less stock, which has resulted in less mark down and improved margins. We closed the last financial year with our lowest level of terminal stock units for the last three years despite having more stores. We have also made great progress in reducing the number of options carried in store. These improvements have been achieved through having greater flexibility in our supply chain and working harder with our suppliers for mutual benefit.

In April 2003, we announced plans to open a new distribution centre in the Midlands, however because of our lower stock levels and improved stock management, we have negotiated to defer the opening for a further year.

## Gross merchandise margin and stock management

Last year the gross merchandise margin, which represents gross margin before the allocation of overheads, rose by 0.4 of a percentage point. Reduced levels of mark down increased the margin by 0.4 of a percentage point as we benefited from a more efficient supply chain and less promotional activity. Supply chain improvements and increased supplier discounts helped us to increase mark ups by 0.6 of a percentage point whilst the percentage mix of own bought sales fell reducing the margin by 0.6 of a percentage point.

As at 30 August 2003 stock levels were down £1m on the year to £203m reflecting our improved stock management programme. Old seasons stocks were at a lower level than previous years.

## Capital investment and cashflow

Last year we spent £135m on capital expenditure. The majority was spent on new stores and modernisations. Within this we spent £15m on updating our information systems. We will continue to invest for profitable growth, with the majority of the capital investment for next year going towards new stores and refurbishment of our existing chain. We are forecasting to spend £110m on capital investment this year, £130m in the following year and £150m in 2005/6. These projections include the cost of the proposed new distribution centre that has been deferred by a year.

Cash generated from operating activities during the year was £263m and after financing, taxation and capital expenditure the free cash inflow was £76m.

## Pensions

During the year Debenhams decided to increase the cash contributions to the two pension schemes. Under SSAP24 the profit and loss charge was £6.5m and the cash payment £10.1m, which included a £2m additional payment to bring the two pensions schemes to a similar funding position. The increased payments reflect the fact that the schemes were showing a small deficit.

## Costs

Total costs rose by 6.4%, but our cost to sales ratio has remained level reflecting our active cost management programme. Our new business areas increased costs by 3.4%, largely reflecting our new store investment programme. We also experienced cost increases in our Direct Division and these largely reflected the ending of our JV with Freemans in August 2002. Costs associated with our existing business rose by 3.0%, with the main drivers being pensions and the cost of issuing Nectar points. As part of our cost management programme, the revised GE Capital contract has produced cost savings better than originally anticipated.

In addition, we incurred restructuring costs of £4.2m relating to the restructuring programme that began at the beginning of the financial year.

## Net debt, interest and taxation

At the year end we had net debt of £128m and gearing of 16.5%. Interest charges increased to £7.4m.

Our effective tax rate, before exceptionals, was 26.0%. This is a reduction of 3.0% against the rate of 29.0% declared at the Interim results in April 2003 and primarily reflects a favourable outcome with the Inland Revenue on a number of prior year items.

**Share repurchase**

During the year Debenhams carried out a share repurchase programme and bought either for cancellation or for the ESOP, nearly 14 million shares at an average price of 289p at a total cost of £40m.

**Earnings per share**

Basic earnings per share before exceptional items increased by 18.5% to 35.3p due to an increase in trading profit, a reduction in the effective rate of tax and the impact of the share repurchase programme.

**Exceptional items**

In the year to August 2003 exceptional costs arising from the offers for the Company amounting to £17.4m were charged. These consisted of £13.6m relating to advisory fees, of which £1.9m have been paid and £11.7m have been accrued. A further £3.8m relates to increased costs of share schemes due to the takeover situation. Further fees will be incurred during the course of the current financial year.

**Dividend**

In light of the current takeover situation, the board is not proposing to pay a final dividend unless all offers or acquisition proposals lapse or are withdrawn. In that event, a final dividend of 8.6p giving a total dividend of 13.9p, is proposed which will be subject to shareholder approval at the AGM. The timing of payment will be dependent on the outcome of the takeover situation.

**CURRENT TRADING**

Trading in the early stages of the new financial year is encouraging, with total sales for the 6 weeks to Saturday 11 October 2003 up by 8.6% and like for like sales up 2.7% with the gross merchandise margin up 0.5 percentage points. Our clothing divisions are continuing to perform well, particularly womenswear, and we are also encouraged by our new stores in Birmingham and Northern Ireland.